Pentair, Inc. 5500 Wayzata Blvd., Suite 800 MInneapolis, MN 55416 763 545 1730 Tel 763 656 5400 Fax

Filed by Pentair, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Pentair, Inc.

Registration Number: 333-181250

Pentair Announces Chinese Clearance for Merger

with Tyco International’s Flow Control Business

MINNEAPOLIS — September 17, 2012 — Pentair, Inc. (NYSE: PNR) today announced that the Anti-Monopoly Bureau of China’s Ministry of Commerce has cleared under the Chinese Anti-Monopoly Law the previously announced proposed transaction to combine the flow control business of Tyco International Ltd. with Pentair in a tax-free, all-stock merger. With this clearance, all competition law clearances required to close the merger now have been received. The closing of the merger remains subject to customary closing conditions.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This communication may contain certain statements about Pentair, Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of

Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

ADDITIONAL INFORMATION

Tyco Flow filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus regarding the Merger (the “Form S-4”). The Form S-4 was declared effective by the SEC on August 3, 2012. Pentair filed with the SEC the definitive proxy statement/prospectus (the “Pentair Proxy Statement”) on August 3, 2012 and began mailing it to Pentair shareholders on or about August 6, 2012. Tyco Flow filed with the SEC a registration statement on Form S-1 containing a prospectus regarding the proposed distribution (the “Distribution”) of Tyco Flow Control to Tyco shareholders (the “Form S-1”). The Form S-1 was declared effective by the SEC on August 3, 2012. Tyco filed with the SEC a definitive proxy statement regarding the Distribution (the “Tyco Proxy Statement”) on August 3, 2012 and began mailing it to Tyco shareholders on or about August 6, 2012.

Shareholders are urged to read the Pentair Proxy Statement, the Form S-4, the Form S-1 and the Tyco Proxy Statement because they contain important information about Pentair, Tyco and Tyco Flow and the proposed transactions. The Pentair Proxy Statement, the Form S-4, the Form S-1 and the Tyco Proxy Statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730 or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.

ABOUT PENTAIR, INC.

Pentair (www.pentair.com) is a global diversified industrial company headquartered in Minneapolis, Minnesota. Pentair Water and Fluid Solutions is a leading provider of innovative water and fluid processing products and solutions used in a wide range of applications. Pentair Technical Products is a leading provider of products that enclose and protect some of the world’s most sensitive electronics and electrical equipment, ensuring their safe, secure and reliable performance. With 2011 revenues of $3.5 billion, Pentair employs over 15,000 people worldwide.

PENTAIR CONTACTS:

Jim Lucas

Vice President, Investor Relations

Tel.: (763) 656-5575

              E-mail: jim.lucas@pentair.com

Betsy Day

Manager, Corporate Communications

Tel.: 763-656-5537

Email: betsy.day@pentair.com

###